PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 http://www.pplweb.com/

April 16, 2018

Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:
PPL Corporation
PPL Electric Utilities Corporation
LG&E and KU Energy LLC
Louisville Gas and Electric Company
Kentucky Utilities Company
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 22, 2018
File Nos. 1-11459, 1-905, 333-173665, 1-2893, 1-3464

Dear Mr. Thompson:

In response to your letter dated April 3, 2018, regarding the above-referenced filings, PPL Corporation (PPL), PPL Electric Utilities Corporation (PPL Electric), LG&E and KU Energy LLC (LKE), Louisville Gas and Electric Company (LG&E) and Kentucky Utilities Company (KU) (collectively, the Registrants) are providing the following information in response to your comments. References to the "Company," "we," "us" and "our" in this letter are references to PPL, PPL Electric, LKE, LG&E and KU specifically, or, if the context requires, to PPL and its subsidiaries, collectively. Capitalized terms used and not otherwise defined in this letter are used as defined in the 2017 Form 10‑K. Page numbers refer to the 2017 Form 10-K. Each of your comments has been reprinted in bold type and is followed by the response of the Registrants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Earnings from Ongoing Operations, page 51

1.
Adjustments to arrive at a non-GAAP performance measure should be presented as a separate adjustment and clearly explained. Please refer to question 102.11 of our Compliance and Disclosure Interpretations; Non-GAAP Financial Measures. Please revise future filings accordingly.

The reconciliation of our non-GAAP financial measure, “Earnings from Ongoing Operations” to the most comparable GAAP measure of “Net Income” for each Registrant is provided for each period presented on page 52. Each reconciling adjustment (referred to as a special item) is separately presented on an after-tax basis with the related tax impact disclosed next to each item. The tax impact for each separate reconciling adjustment is included to comply with Question 102.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations (C&DI) on Non-GAAP Financial Measures that were issued in May 2016.

We respectfully acknowledge the Staff’s comments; however, we believe our current presentation is aligned with the intent of the guidance in Question 102.11 as the income tax effect of each reconciling adjustment is shown separately in a succinct and transparent manner, and results in both the pre-tax and after-tax impacts of each adjustment being easily determinable based on the information presented.

Changes in Margin, page 53

2.
Gross margins appear to represent a non-GAAP financial measure. Please tell us why you believe that gross margin is presented in accordance with GAAP. If gross margin is a non-GAAP financial measure, please provide a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure calculated and presented in accordance with GAAP and the other disclosures required by Item 10(e) of Regulation S-K. Also, the use of titles or descriptions of non-GAAP financial measures should not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please refer to Item 10(e) of Regulation S-K. Please revise the title of this non-GAAP financial measure in future filings.

As disclosed on page 52, we believe that gross margins, which include “U.K. Gross Margins”, “Kentucky Gross Margins”, and “Pennsylvania Gross Margins”, are non-GAAP financial measures. We believe we have complied with the requirements of Item 10(e) of Regulation S-K. We refer you to the “Margins” discussion on pages 52 through 55, which provides a full description and reconciliation of these non-GAAP measures.

As noted in the disclosure referenced above, we believe the most directly comparable financial measure calculated and presented in accordance with GAAP to “U.K. Gross Margins”, “Kentucky Gross Margins” and “Pennsylvania Gross Margins” is PPL’s “Operating Income”. The Registrants provide a reconciliation of these non-GAAP financial measures to “Operating Income” (Regulation S-K, Item 10(e)(1)(i)(B)) in the “Reconciliation of Margins” discussion on pages 54 and 55.

In accordance with Regulation S-K Item 10(e)(1)(i)(C), a statement disclosing the reasons why the Registrants’ management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the Registrants’ financial condition and results of operations is included in the last paragraph of the “Margins” disclosure on page 53. Management of the Registrants’ do not use these non-GAAP financial measures for any purposes other than those disclosed in that paragraph, therefore 10(e)(1)(i)(D) is not applicable.

In response to your comment, in future filings we will revise the titles of these non-GAAP measures to “U.K. Adjusted Gross Margins”, “Kentucky Adjusted Gross Margins” and

“Pennsylvania Adjusted Gross Margins” to further differentiate these measures from GAAP financial measures.

Financial Statements

5. Income and Other Taxes

Unrecognized Tax Benefits, page 165

3.	Please tell us what consideration you gave to disclosing the information required by ASC 740-10-50-15 and 15A.

For the disclosure of unrecognized tax benefits (“UTBs”) in the financial statements for the period ended December 31, 2017, the Registrants considered the following requirements detailed in ASC 740-10-50-15 and 15A:

1.
A tabular reconciliation of the total amounts of UTBs, which includes the beginning and end of period balances, the gross amounts of the increases and decreases in UTBs as a result of tax positions taken during the current and/or prior periods and the reductions to the UTBs relating to settlements with taxing authorities and/or as a result of a lapse of the applicable statute of limitations;

2.	The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate;

3.	The total amount of interest and penalties recognized in the statement of operations and the statement of financial position;

4.	The reasonable possibility that the total amounts of UTBs would significantly increase or decrease within 12 months of the reporting date; and

5.	A description of tax years that remain subject to examination by major tax jurisdictions.

For informational purposes, the tabular reconciliation required in item 1 for PPL is as follows (in millions of dollars):

	2017	2016
Beginning of Period	$1	$6
Additions based on tax positions of current year	1	—
Settlements	—	(5)
End of Period	$2	$1

The balances and activity for PPL Electric, LKE, LG&E, and KU are either less than the combined PPL balances above or are zero. As a result, based on the balances above and the related activity that could be presented for items 2 and 3, the Registrants concluded that the balances and movement in UTBs were immaterial and the provision of additional information would not provide any meaningful insight to the reader for the periods presented. In addition, the Registrants concluded for item 4 that they did not anticipate any significant increase or decrease in UTB amounts within the next 12 months. As a result of the above considerations, the Registrants chose not to disclose items 1 through 4 above. The Registrants’ practice is to always disclose the information in item 5 above, which is included on page 165.

13. Commitments and Contingencies

Legal Matters, page 210

4.
We note that you are unable to predict the outcome of the Cane Run Environmental Claims or the E.W. Brown Environmental Claims. Please tell us what consideration you gave to disclosing an estimate of the possible loss or range of loss for these matters or that such an estimate cannot be made. Please refer to ASC450-30-50-4.

PPL has procedures for complying with the requirements of ASC 450-20 as it relates to establishing reasonably possible losses or ranges of losses for all loss contingencies. With respect to legal contingencies, prior to the end of each reporting period, the Controller’s Department convenes meetings with the Legal Department at which all significant legal contingencies are reviewed. In these meetings, the appropriate attorney from the Legal Department presents the status of each significant legal contingency and addresses the information pertinent to management’s analysis under ASC 450-20. Outside counsel may be consulted to the extent they are involved in a particular legal matter. As part of this process, management evaluates whether events have transpired that are sufficient to establish or revise a reasonable estimate of the loss, or range of loss, with respect to the legal contingencies. Management evaluates whether the incurrence of a loss in the applicable period is probable, reasonably possible, or remote, and then evaluates whether the amount of any loss is known or reasonably estimable, or whether a potential range of loss is estimable and, if so, whether any amount within such a range is more likely to be incurred than any other value within the range. After convening similar meetings with appropriate parties to assess other contingencies (e.g., environmental matters), the Controller’s Department conducts an overall review of loss contingencies in advance of its quarterly financial close. The outcomes of these procedures regarding the necessary accruals and required disclosures are then reflected in our quarterly financial statements.

With respect to the particular matters described, we note:

•
Cane Run Environmental Claims: This matter involves claims by local residents of violations of environmental regulations and property damage related to historical power plant emissions or releases. During the course of the proceedings, the number and type of claims, number of individual plaintiffs and size of a potential plaintiff class (if such matter is ever certified as a class action), venue and other elements of the claims have changed and some of which remain unresolved.

•
E.W Brown Environmental Claims: This matter also involves claims of violation of environmental regulations relating to historical and/or continuing power plant emissions or releases. Similarly, the number and type of claimed violations, their status under federal law and regulation, the amount of damages, penalties or other relief, if any, that may be available or awarded and what, if any, remediation or mitigation may be necessary to resolve the matter are all highly contested and subject to significant uncertainty.

In future filings, for these and any other matters, whenever we conclude that we cannot estimate a range of reasonably possible losses on such matters, we will provide disclosure of that fact in accordance with ASC 450-20.

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their filings, notwithstanding any review, comments, action or absence of action by the staff.

If you have any additional questions or need further clarification, please call me at (610) 774-4677.

Sincerely,

/s/ Stephen K. Breininger
Stephen K. Breininger
PPL Corporation
Vice President and Controller

cc:	Mr. W. H. Spence
Mr. V. Sorgi
Mrs. J. H. Raphael